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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                              FINAL AMENDMENT TO
                               SCHEDULE 13E-3/A
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                            -----------------------

                              ASA HOLDINGS, INC.
                               (Name of Issuer)
                            -----------------------

                              ASA HOLDINGS, INC.
                             DELTA AIR LINES, INC.
                        DELTA AIR LINES HOLDINGS, INC.
                     (Name of Person(s) Filing Statement)
                            -----------------------

                         Common Stock, $0.10 Par Value
                        (Title of Class of Securities)
                            -----------------------

                                  04338Q 10 7
                     (CUSIP Number of Class of Securities)
                            -----------------------


      Robert S. Harkey, Esq.                                 Maurice W. Worth
Senior Vice President - General Counsel                    Chairman of the Board
      Delta Air Lines, Inc.                                  ASA Holdings, Inc.
Hartsfield Atlanta International Airport         100 Hartsfield Centre Parkway, Suite 800
      Atlanta, Georgia 30320                              Atlanta, Georgia 30354
          (404) 715-2387                                      (404) 766-1400


  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)
                            -----------------------

                                With Copies to:

                             Joseph Rinaldi, Esq.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                                (212) 450-4000

This statement is filed in connection with (check the appropriate box):


a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_| A tender offer.

d. |_| None of the above.


       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |_|


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



                                 INTRODUCTION

     This Final Amendment amends and supplements the Transaction Statement on
Schedule 13E-3, dated March 18, 1999, as amended on April 15, 1999 and April 19, 1999 (the "Schedule 13E-3") filed by ASA Holdings, Inc., a Georgia corporation ("ASA"), Delta Air Lines, Inc., a Delaware corporation ("Delta"), Delta Sub, Inc., a Georgia corporation ("Delta Sub") and an indirect wholly-owned subsidiary of Delta, and Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the Preliminary Information Statement on Schedule 14C filed by ASA with the Securities and Exchange Commission (the "SEC") on March 12, 1999, as amended on April 15, 1999 (the "Preliminary Information Statement") and the Definitive Information Statement on Schedule 14C filed by ASA with the SEC on April 19, 1999.

Item 16.    Additional Information

     Item 16 is hereby amended and supplemented as follows:

     At a special meeting of the shareholders of ASA held on May 11, 1999, the shareholders of ASA approved the merger of Delta Sub with and into ASA. The Merger was effected pursuant to an Agreement and Plan of Merger dated as of February 15, 1999, as amended, by and among ASA, Delta and Delta Sub, and constituted the second and final step of the acquisition by Delta of ASA. The first step of the acquisition was a tender offer by Delta Sub, which commenced on February 22, 1999, for all outstanding shares of ASA at a purchase price of $34.00 per share, net to the seller in cash. As a result of the completion of the tender offer on March 19, 1999, Delta increased from 28% to 91% its beneficial ownership of the outstanding shares of ASA.

     The merger became effective on May 11, 1999 upon its approval by ASA shareholders and the filing of a Certificate of Merger with the Secretary of State of the State of Georgia. As a result of the completion of the merger, ASA is now a wholly-owned subsidiary of Delta and shares held by all persons who are not affiliated with ASA or Delta and who have not timely exercised dissenters' rights have been converted into the right to receive the merger consideration of $34.00 per share. As of the close of business on May 11, 1999, Delta Holdings and three dissenting shareholders were the only holders of record of ASA.

Item 17.    Material to Be Filed as Exhibits

     Item 17 is hereby amended and supplemented as follows:

(d)(11) Certificate of Merger filed with the Secretary of State of the State of Georgia on May 11, 1999.

(d)(12)  Press Release issued by Delta, dated May 11, 1999.

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 12, 1999


                                       ASA HOLDINGS, INC.


                                       By: /s/ Maurice W. Worth
                                          -------------------------------
                                          Name:   Maurice W. Worth
                                          Title:  Chairman of the Board


                                       DELTA AIR LINES, INC.


                                       By: /s/ Maurice W. Worth
                                          -------------------------------
                                          Name:   Maurice W. Worth
                                          Title:  Chief Operating Officer


                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
                                          -------------------------------
                                          Name:   Leslie P. Klemperer
                                          Title:  Vice President and Secretary

                                 EXHIBIT INDEX


(d)(11) Certificate of Merger filed with the Secretary of State of the State of Georgia on May 11, 1999.

(d)(12)  Press Release issued by Delta, dated May 11, 1999.